Contact

www.linkedin.com/in/suzanne-ravera-858a007 (LinkedIn)

Top Skills

IT Audit
Business Process Improvement
SDLC

Suzanne Ravera

Business Performance Advisor
San Francisco, California, United States

Summary

Executive Leadership and Operations Executive with nearly 20 years of combined experience developing and leading operations strategies, providing insights for the coordination of optimal teams, managing projects, and directing process improvements to deliver a customer-centric and brand-aligned experience. Tactical change agent with a track record of supporting program development expansion, providing leadership in a variety of business functions and overseeing key projects that support operational advancement. Adaptable leader adept at translating data-driven insights into actionable strategies that support the client's near and long-term business and financial goals.

Areas of Expertise:
Operations Leadership
Strategic Consulting
Change Management
Sourcing & Fulfillment
Business & Operations Roadmaps
Cross-functional Leadership
Process Improvements
Employee Training & Education
Key Client Relationships
Solutions Development
Customer Experience
Strategic Planning

Experience

Insperity
Business Performance Advisor
July 2021 - Present (4 years 1 month)
San Francisco Bay Area

Teaming with companies to help them with everything HR. Insperity's phenomenal PEO solution provides the competitive edge small to mid-sized businesses need to succeed with the perfect blend of service, expertise and technology. Customer's continue to say they wish they knew about this earlier!

Insperity's PEO service and technology platform have consistently helped small to mid-sized businesses run faster, grow quicker, contain costs, reduce employment risk, manage performance, improve productivity and attract highly sought after talent by enabling small businesses to offer Fortune 500 benefit packages to their employees (including medical, dental, vision, FSA, HSA, work comp, 401k, payroll, life/disability insurances, safety management, training, DE&I, and so much more) and allowing business executives to focus on all other critical areas of the business, leaving HR up to their Insperity extended team (payroll specialist, client liaison, HR specialist, safety specialist, performance specialist, HR Manager)!

Empower Minds, LLC
Founder, CEO
January 2018 - Present (7 years 7 months)
Livermore, CA

AdvancingX
Executive Board Member
July 2020 - Present (5 years 1 month)

www.advancingx.com

Alexan Consulting Enterprise Services, LLC (ACESRed)
CEO
September 2012 - December 2019 (7 years 4 months)
Sacramento, California Area

Alexan International Inc.
Operations Officer
October 2008 - December 2012 (4 years 3 months)
Sacramento, California Area

Deloitte & Touche
ERS Manager
March 2001 - September 2008 (7 years 7 months)

HP
Quality Assurance Specialist
July 1999 - March 2001 (1 year 9 months)
Santa Clara County, California, United States

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Education

California State University, Chico
· (1994 - 1999)